Mail Stop 4561

By U.S. Mail and facsimile to(720)932-9753

William D. Snider
Chief Financial Officer
United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, CO 80208

      Re: United Western Bancorp, Inc.
             File No. 0-21231
             Forms 10-K for the periods ended December 31, 2007 and 2008

Dear Mr. Snider:

      We have completed our review of your Forms 10-K and have no further comments at this time.

                   Sincerely,

                   Kevin W. Vaughn
                   Branch Chief